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                                  EXHIBIT 99.1

                       Press Release Dated March 29, 2000


   BEAR STEARNS GRANTS PUT OPTION TO BAAN FOR UP TO 150 MILLION EUROS OF BAAN
                                  COMMON STOCK

        Barneveld, The Netherlands and Herndon, Virginia - March 29, 2000 - Baan Company N.V. (NASDAQ: BAANF; ASE: BAAN), announced today that it has entered into a put agreement with Bear Stearns International Limited under which Baan has the right to request Bear Stearns to purchase up to 150 million of Baan's common stock over the next 18 months.

        Under the agreement (and subject to certain conditions, including a minimum market price for the Baan shares), Baan may put shares of its common stock to Bear Stearns as often as every three trading days. Each put will be priced at market for the two-trading-day period following notice of exercise, and may consist of up to 10% of the trading volume of Baan common stock on the Amsterdam Stock Exchange over that period.

        As consideration for entering into the agreement, Bear Stearns will receive 1,500,000 shares of Baan's common stock at par value.

        Rob Ruijter, CFO of Baan, commented, "Although Baan remains in a very challenging environment, we are extremely pleased to have obtained, with the assistance of our financial advisor, Lazard, a new source of equity capital from a high-quality institution such as Bear Stearns."

        The common stock to be issued in connection with these transactions have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of that Act. Any potential re-sales of the shares will be made only to non-U.S. persons outside the United States in reliance on Regulation S under that Act.

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        Statements in this press release using the words "believes," "expects,"
"anticipates," and the like are forward-looking statements within the meaning of the U.S. Securities Exchange Act of 1934, and as such are subject to a number of risks and uncertainties that could significantly affect outcomes. Actual outcomes, therefore, may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such statements. Typical risks and uncertainties may be reviewed in the Baan Company's public filings on file with the U.S. Securities and Exchange Commission (including its most recent Form 20-F and Form 6-Ks).



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        "Baan" is a registered trademark of Baan Company N.V., and any trade, product, or service name referenced in this release using the name "Baan" is a trademark and/or property of Baan Company N.V. All other company, product, and service names may be trademarks of their respective owners.

        For more information, please contact:

        Peter Kramer, Baan Company Public Relations
        342-428-888
        pkramer@baan.com

        Dan O'Leary, Fleishman-Hillard (for Baan Company PR)
        202-828-8819
        olearyd@fleishman.com

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